Exhibit 99.5

DYNAMIC FUELS, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2013, 2012 and 2011

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Dynamic Fuels, LLC

We have audited the accompanying balance sheets of Dynamic Fuels, LLC (the Company) as of September 30, 2013 and 2012, and the related statements of operations, members’ equity and cash flows for each of the three years in the period ended September 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Fuels, LLC, as of September 30, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency as of September 30, 2013. The plant has been idled since October 2012 and there are currently no definitive plans to commence operations. Additionally, the Company does not have any assurances from Tyson Foods, Inc. or Syntroleum Corporation, the joint venture members to which the Company is dependent, that they will fund future cash flow needs of the Company. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ HOGANTAYLOR LLP
March 12, 2014

DYNAMIC FUELS, LLC

BALANCE SHEETS

September 30, 2013 and 2012

	2013	2012
Assets
Current assets:
Cash	$1,031,342	$1,423,745
Restricted cash	40,241	40,160
Receivables	7,328,585	6,516,769
Inventory	3,296,672	17,508,890
Prepaid expenses and other	1,327,284	857,019

Total current assets	13,024,124	26,346,583
Property, plant and equipment, net	140,068,430	144,540,379
Other	10,774,113	6,217,432

Total assets	$163,866,667	$177,104,394

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,253,857	$10,241,439
Notes payable – related parties	20,520,378	28,000,000
Due to related parties	536,966	1,975,715

Total current liabilities	23,311,201	40,217,154
Asset retirement obligation	59,671	51,407
Notes payable	100,000,000	100,000,000

Total liabilities	123,370,872	140,268,561

Commitments and contingencies
Members’ equity:
Syntroleum Corporation capital contributions	53,560,424	50,110,424
Tyson Foods, Inc. capital contributions	56,741,495	53,291,495
Accumulated deficit	(69,806,124)	(66,566,086)

Total members’ equity	40,495,795	36,835,833

Total liabilities and members’ equity	$163,866,667	$177,104,394

See notes to financial statements.

DYNAMIC FUELS, LLC

STATEMENTS OF OPERATIONS

Years ended September 30, 2013, 2012 and 2011

	Year ended September 30,
	2013	2012	2011
Revenues:
Sales	$19,294,400	$157,707,852	$105,983,967
Government incentives	26,820,902	9,197,056	21,084,845
Other	224,646	81,564	—

Total revenues	46,339,948	166,986,472	127,068,812
Operating costs and expenses:
Cost of goods sold and operating expenses	48,590,429	180,105,567	151,826,531
Gain on sale of asset	(1,136,772)	—	—
General and administrative	956,460	1,594,894	2,516,052

Total expenses	48,410,117	181,700,461	154,342,583

Loss from operations	(2,070,169)	(14,713,989)	(27,273,771)
Interest expense	(1,398,149)	(1,716,218)	(2,483,085)
Interest rate swap valuation adjustment	(51,284)	(97,453)	104,350
Other income	279,564	283,254	316,068

Net loss	$(3,240,038)	$(16,244,406)	$(29,336,438)

Allocation of net loss to members:
Syntroleum Corporation	$(1,620,019)	$(8,122,203)	$(14,668,219)
Tyson Foods, Inc.	(1,620,019)	(8,122,203)	(14,668,219)

	$(3,240,038)	$(16,244,406)	$(29,336,438)

See notes to financial statements.

DYNAMIC FUELS, LLC

STATEMENTS OF MEMBERS’ EQUITY

Years ended September 30, 2013, 2012 and 2011

	Capital Contributions
	Syntroleum Corporation	Tyson Foods, Inc.	Accumulated Deficit	Total
Balance, September 30, 2010	$34,250,000	$34,250,000	$(20,985,242)	$47,514,758
Cash contributions	6,250,000	6,250,000	—	12,500,000
Net loss	—	—	(29,336,438)	(29,336,438)

Balance, September 30, 2011	40,500,000	40,500,000	(50,321,680)	30,678,320
Cash contributions	3,000,000	5,000,000	—	8,000,000
Noncash contributions	6,610,424	7,791,495	—	14,401,919
Net loss	—	—	(16,244,406)	(16,244,406)

Balance, September 30, 2012	50,110,424	53,291,495	(66,566,086)	36,835,833
Cash contributions	3,450,000	3,450,000	—	6,900,000
Net loss	—	—	(3,240,038)	(3,240,038)

Balance, September 30, 2013	$53,560,424	$56,741,495	$(69,806,124)	$40,495,795

See notes to financial statements.

DYNAMIC FUELS, LLC

STATEMENTS OF CASH FLOWS

Years ended September 30, 2013, 2012 and 2011

	Year ended September 30,
	2013	2012	2011
Cash Flows from Operating Activities
Net loss	$(3,240,038)	$(16,244,406)	$(29,336,438)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	7,339,824	5,702,472	4,936,918
Asset retirement obligation accretion	8,264	11,839	4,848
Loss on retirement or disposal of property, plant and equipment	—	804,419	—
Lower-of cost or market inventory adjustment	—	1,320,391	—
Mark-to-market interest rate swap in excess of cash collateral	(505,446)	(956,194)	(1,377,872)
Tax incentives collected directly by Members	(19,949,622)	—	—
Changes in assets and liabilities:
Receivables	(811,816)	(1,648,938)	(4,166,409)
Inventory	14,212,218	(3,820,225)	(9,467,982)
Prepaid expenses and other	(5,141,984)	590,576	(888,449)
Accounts payable and accrued liabilities	(8,271,690)	3,031,595	1,493,317
Due to related parties	(933,303)	3,828,026	10,272,339

Net cash used in operating activities	(17,293,593)	(7,380,445)	(28,529,728)

Cash Flows from Investing Activities
Payments for the purchase of property, plant and equipment	(2,468,729)	(9,184,870)	(4,061,619)
Change in restricted cash	(81)	(80)	75,749

Net cash used in investing activities	(2,468,810)	(9,184,950)	(3,985,870)

Cash Flows from Financing Activities
Proceeds from capital contributions	6,900,000	8,000,000	12,500,000
Notes payable – related party	12,470,000	9,000,000	19,000,000

Net cash provided by financing activities	19,370,000	17,000,000	31,500,000

Net change in cash	(392,403)	434,605	(1,015,598)
Cash and cash equivalents at beginning of year	1,423,745	989,140	2,004,738

Cash and cash equivalents at end of year	$1,031,342	$1,423,745	$989,140

Noncash Investing and Financing Activities
Capital contributions	$—	$14,401,919	$—

See notes to financial statements.

DYNAMIC FUELS, LLC

NOTES TO FINANCIAL STATEMENTS

September 30, 2013, 2012 and 2011

Note 1 – Summary of Significant Accounting Policies

Organization and operations

Dynamic Fuels, LLC, a Delaware limited liability company (the Company), was formed on June 22, 2007, as a joint venture between Syntroleum Corporation (Syntroleum), and Tyson Foods, Inc., (Tyson) (collectively, the Members). The Limited Liability Company Agreement between the Members provides for management and control of the Company to be exercised jointly by representatives of the Members equally, with no Member exercising control. The Company was organized to engage in the development, production, marketing and sale of Bio-Synfined® renewable fuels produced using Syntroleum’s Bio-Synfining® technology in the United States including the development, construction, financing, testing, ownership, operation and maintenance of one or more Bio-Synfining® renewable fuels production plants. The Bio-Synfining® technology converts triglycerides and/or fatty acids from fats and vegetable oils with heat, hydrogen and proprietary catalysts to make renewable synthetic fuels, such as diesel, jet fuel, kerosene, naphtha and liquefied petroleum gas (LPG). The fats and vegetable oil feedstock are procured by Tyson. The Company began making sales during November 2010, and became operational during the year ended September 30, 2011.

A variety of factors impact overall plant cash flows and profitability, including, but not limited to, mechanical reliability, product pricing, governmental legislation, negotiations of sales agreements, and raw material values. Each of these factors individually or combination thereof could significantly impact plant operations, reducing cash flow and profitability. As such, the Members closely monitor performance and infuse funds as needed to pay company expenses on a timely basis and procure the necessary services and equipment to maintain or improve operations.

As a limited liability company, the Members are not personally liable for any debts, liabilities, or obligations of the Company beyond the Members’ equity accounts, except to the extent that they have obligated themselves (see Note 4). However, the Company is dependent on the Members for the reasons noted above and those disclosed in the remainder of the notes to the financial statements.

The financial statements of the Company have been prepared assuming it is a going concern. The Company has experienced net losses since it began operations and has an accumulated deficit of $69.8 million as of September 30, 2013. Additionally, it has a working capital deficiency of $10.3 million, including the notes payable to related parties of $20.5 million. The plant was idled in October 2012 for scheduled maintenance which was completed in December 2012. Since then, the plant has remained idle and there are currently no definitive plans as to when the plant will commence operations. The Company has $100.0 million of long-term notes payable that are due October 1, 2033 (see Note 4). Since its inception, the Company has relied on funds from its Members to meet its cash flow obligations. The Company does not have any assurances from the Members that they will fund future cash flow needs of the Company.

Reclassifications

Certain reclassifications have been made to the September 30, 2012 and 2011 financial statements. These reclassifications had no impact on net income.

Cash

The Company maintains bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash balances may be in excess of the FDIC insurance limit.

Restricted cash

At September 30, 2013 and 2012, restricted cash consisted of cash held as collateral against corporate credit cards.

Receivables

As of September 30, 2013 and 2012, the Company had approximately $40,000 and $6,011,000, respectively, in trade receivables for sales of diesel, naphtha, and LPG.

As of September 30, 2013 and 2012, the Company had other receivables of approximately $710,000 and $506,000, respectively, related to Louisiana Quality Jobs rebates and wastewater treatment sales tax rebates. As of September 30, 2013, the company had an additional other receivable of approximately $3,431,000 for the sale of residual metals recovered during a catalyst change out. As of September 30, 2013, there was also an additional $3,148,000 due from the Internal Revenue Service (IRS) for governmental programs associated with a $1.00 per gallon tax credit (Tax Credit) designed to cultivate the biofuels industry. The tax credit was reinstated retroactively during calendar year 2013 for the calendar years 2012 and 2013.

Trade receivables are reported at the amount management expects to collect from outstanding balances. A difference between the amount due and the amount management expects to collect is reported in the statement of operations for the year in which those differences are determined, with an offsetting entry to allowance for doubtful accounts. Balances still outstanding after management has used reasonable collection efforts are written off to the allowance. As of September 30, 2013 and 2012, the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

A trade receivable is considered to be past due if any portion of the receivable balance is not paid according to terms. All accounts are reviewed on a weekly basis to identify and resolve any delinquent accounts. The Company does not charge interest on trade accounts receivable.

Inventory

Inventories consist of raw materials (fats, oil and greases), catalysts, production supplies, maintenance, repair and operating supplies (MRO) inventories, and finished goods. Inventories are stated at the lower of cost or estimated net realizable value. The cost of inventories is determined using the weighted average method.

The Company recognized a lower of cost or market (LCM) write down of approximately $1,320,000 for the year ended September 30, 2012. The adjustment was a result of declining raw material prices. There was no such adjustment recognized as of September 30, 2013.

Revenue recognition

The Company recognizes revenue from product sales and government incentives. Product sales are recognized when title and risk of loss are transferred to the customer, which is generally when the product is shipped.

Revenues from government incentives are driven by various federal programs and legislation. One of these programs enabled producers of renewable fuels to receive the Tax Credit for each gallon of production. The Tax Credit program was suspended on December 31, 2011. During January 2013, the program was reinstated retroactively back to January 1, 2012. The program again expired unrenewed on December 31, 2013. The Company recognized approximately $25.3 million in revenue from the reinstatement, of which $25.2 million was a result of prior year activity. Of the $25.3 million, approximately $9.3 million was collected directly by each Member. These amounts were recognized as a reduction in the notes payable to the Members. Of the remaining approximately $6.7 million, approximately $3.6 million was received by the Company. The remaining $3.1 million resides in current receivables.

The Company also filed for approximately an additional $1.4 million in tax credits related to 2011 production. Forms for these credits had not been previously filed. These amounts were collected directly by the Members, resulting in a reduction in notes payable to the Members of approximately $700,000 each.

Another program enables the producer to generate a Renewable Identification Number (RIN) credit for each gallon of production. These RIN credits can be used by obligated parties to satisfy their legally mandated purchases of renewable fuels. To qualify for the Tax Credit and create a RIN credit, a producer must meet criteria set forth by the Environmental Protection Agency (EPA) as to what constitutes a renewable fuel. The Company has met the EPA’s eligibility requirements. The recognition and ownership of the RIN credits are determined by the structure, terms, and conditions of customer contracts. Generally RIN values are a component of the underlying price of the product sale.

In addition, the Company collects Federal and Louisiana excise tax on the sale of renewable diesel as part of its normal billing procedures. These amounts are remitted to the appropriate governmental authority according to the appropriate submission deadlines. Excise taxes collected from customers are not reported as revenue.

Customer concentration

The Company is subject to concentrations of credit risk and regulatory risk. For the year ended September 30, 2013, sales to one customer accounted for approximately 82% of total sales revenue and 95% of trade receivables. As of September 30, 2012, sales to one customer accounted for approximately 53% of total sales revenues, but none of the trade receivables. Another customer accounted for approximately 29% of total sales revenue, and approximately 65% of trade receivables. For the year ended September 30, 2011, sales to one customer accounted for approximately 86% of the sales revenue and 87% of trade receivables.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. During 2013 the Company reviewed the estimated depreciable lives used for financial depreciation purposes. The Company considered both the estimated useful lives of the assets as well as its current assessment of the assurance of a renewal of the lease on which the assets are located. As a result, the original depreciable life of the plant was reduced from 30 years to 23 years. The effect of this change to a 21 year remaining depreciable life as of the beginning of 2013, was approximately $1.6 million of increased depreciation expense. The three to five year range of useful lives for all other property and equipment remained unchanged. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major improvements are capitalized. During 2013 while the plant was idle, the plant was maintained in a ready state allowing for immediate startup. As a result, the Company continued to depreciate the assets.

Long-lived assets

The Company reviews its long-lived assets for impairment at each balance sheet date when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. For assets held and used, recoverability is assessed using undiscounted cash flows based on historical results and current projections of earnings before interest and taxes. If, based on this assessment, an impairment of the carrying value has occurred, the amount of the impairment in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount the carrying value exceeds the estimated fair value. For assets taken out of service, an impairment is recorded for the amount the carrying value exceeds the estimated fair value. No impairment was recognized in 2013. The Company recognized an impairment of approximately $804,000 for the year ended September 30, 2012, associated with certain pre-treatment facility assets taken out of service.

The plant has experienced mechanical difficulties, pre-treatment system performance issues and hydrogen supply disruptions, which have contributed to plant down time and higher than expected operational costs. Upgrades to the feedstock pre-treatment systems and improvements to the mechanical reliability of the plant were completed during 2013. However, the plant has remained idle since the plant was ready for restart in December 2012. Consequently, the Company assessed the recoverability of its long-lived assets as of September 30, 2013. Since the estimated undiscounted cash flows exceeded the carrying value, no impairment was necessary. If the plant remains idle, or if the plant upgrades and improvements fail to improve operational performance, or should industry economics make the plant uneconomical to operate, or structural integrity concerns are discovered that adversely impact the plant operations, the Company may be required to assess the recoverability of the long-lived assets in future periods to determine whether an impairment exists.

Interest

The Company capitalized approximately $765,000 in interest expense during construction for the year ended September 30, 2011. The capitalized amounts are being amortized over the life of the plant.

Cash paid for interest was approximately $1,993,000, $503,000 and $1,808,000 for the years ended September 30, 2013, 2012 and 2011, respectively.

Other assets

At September 30, 2013, other assets included approximately $2,280,000 in long-term security deposits with vendors, approximately $6,501,000 of long-term catalyst, $1,000,000 in certificates of deposit, and approximately $993,000 of debt issuance costs, net of amortization, that were incurred by the Company in connection with the issuance of the $100.0 million tax exempt bonds (see Note 4). The debt issuance costs are being amortized over the bonds 25-year term. The Company recognized approximately $50,000 of amortization expense for each of the years ended September 30, 2013, 2012 and 2011. The certificates of deposit are associated with the Lion lease (see Note 6).

The plant has two reactors in the manufacturing process which contain catalyst. The first, the hydrodeoxygenation (HDO) reactor, contains catalyst with a useful life of less than one year. The cost of the catalyst in the unit is held in prepaid expenses and other on the balance sheet. The second, the hydroisomerizaton (HI) reactor, contains catalyst with an expected useful life of three years. The cost associated with this catalyst is held in other and reflected as a long-term asset on the balance sheet. Both catalysts are amortized over their expected useful life.

During 2013, the long-term catalyst was changed. The metals in the spent HI catalyst were sold at a gain of approximately $1.1 million. The gain is reflected as a gain of sale of assets on the statements of operations.

Asset retirement obligation

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The Company recorded the discounted fair value of the retirement obligation as a liability at the time the plant was constructed. The asset retirement obligation represents the present value of the estimated costs associated with the future dismantlement of the Company’s plant, discounted at 15% per annum. The liability accretes over time with a charge to accretion expense. Accretion expense for each of the years ended September 30, 2013, 2012 and 2011, was approximately $8,000, $12,000 and $5,000 respectively.

Income taxes

As a limited liability company, the Company’s taxable income or loss is allocated to Members in accordance with their respective percentage ownership. Accordingly, no provision or liability for income taxes has been recorded in the financial statements. Generally, the Company is no longer subject to income tax examination by the federal, state, or local authorizes for the years before 2010.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, certificates of deposit, accounts receivable, and accounts payable approximates fair value due to the short maturity of these instruments. The carrying amount of long-term debt is estimated by management to approximate fair value based on the obligation characteristics, including floating interest rate, credit rating, and maturity.

Note 2 – Inventories

A summary of inventories at September 30 is as follows:

	2013	2012
Raw materials	$1,010,916	$6,360,394
Production supplies, and MRO inventory	1,468,767	1,850,160
Finished goods	816,989	9,298,336

	$3,296,672	$17,508,890

Note 3 – Property, Plant and Equipment

Property, plant and equipment consist of the following at September 30:

	2013	2012
Plant and equipment	$154,348,078	$151,058,769
Computer hardware and software	1,139,731	1,093,207
Furniture and automobiles	1,168,200	1,128,579
Plant construction in progress	1,226,452	1,971,808

	157,882,461	155,252,363
Accumulated depreciation	(17,814,031)	(10,711,984)

Property, plant and equipment, net	$140,068,430	$144,540,379

Depreciation expense for the years ended September 30, 2013, 2012 and 2011, was $7,290,151, $5,652,799 and $4,881,333, respectively.

Note 4 – Long-Term Notes Payable

In October 2008, the Company received $100.0 million in proceeds from the issuance of Gulf Opportunity Zone tax-exempt bonds made available by Louisiana Public Facilities Authority. These floating rate (0.07% at September 30, 2013) bonds are due October 1, 2033.

As a condition of the Company obtaining the funding from the bonds, it was required to provide a letter of credit to effectively guarantee the repayment of the bonds. Pursuant to a warrant agreement dated as of June 30, 2008, between Syntroluem and Tyson, Tyson agreed to issue a letter of credit for $100.0 million to guarantee the Company’s obligation under the bonds (the Guarantee). The two members agreed that each member has effective responsibility for one-half of the Guarantee, and that each member is obligated for one-half of any and all amounts disbursed arising out of the Guarantee, up to $50.0 million each. Tyson agreed to maintain the Guarantee until the bonds mature or until the Company is able to provide the Guarantee and does so. In consideration for Tyson providing the Guarantee, Syntroleum issued and delivered warrants to purchase shares of Syntroleum stock. As of September 30, 2013, Tyson has provided an irrevocable letter of credit which expires in August 2014, and the Company was in compliance with all terms of the bonds.

Monthly fees for this letter of credit are paid by Tyson, and the Company reimburses Tyson for these monthly fees and records the expenses accordingly. In November 2008, Tyson entered into interest rate swap, fixed at 2.19%, related to these bonds on the Company’s behalf to mitigate interest rate risk on a portion of the bonds for five years (see Note 8). The Company records an expense from Tyson for all monthly settlements.

Note 5 – Related Party Transactions

The accompanying financial statements include transactions with Members of the Company, including raw materials, production royalties, sourcing fees, engineering support, accounting services, travel expenses, letter of credit fees, and collateral for interest rate swap associated with plant construction and financing of plant construction.

A summary of related party activity as of September 30 is as follows:

	2013	2012	2011
Purchase of raw materials (fats, oils, and greases)	$—	$28,232,000	$77,766,000
Interest on a swap agreement	557,000	1,053,000	1,569,000
Letter of credit fees	1,284,000	1,593,000	2,819,000
Raw material sourcing fees	159,000	1,653,000	743,000
Railcar leases	983,000	171,000	—
Other supporting activities	—	506,000	739,000

Total expenditures incurred with Tyson	$2,983,000	$33,208,000	$83,636,000

Amounts due to Tyson	$531,000	$1,739,000	$8,786,000

Engineering services	$897,000	$2,387,000	$4,071,000
Production royalties	111,000	950,000	649,000

Total expenditures incurred with Syntroleum	$1,008,000	$3,337,000	$4,720,000

Amounts due to Syntroleum	$6,000	$236,000	$4,720,000

During 2013 and 2012, the Members provided the Company $12,470,000 and $9,000,000, respectively, in the form of noninterest bearing demand loans. Under the terms of these notes, repayment to the Members shall be made in three months or less to the extent that the Company has sufficient cash flow to pay current accounts payable and minimum cash balance of $350,000.

Note 6 – Commitments and Contingencies

Leases

Effective October 1, 2008, the Company entered into a land and office lease agreement associated with its plant located in Geismar, Louisiana, expiring September 30, 2033. Annual lease payments for the land are $2.0 million, payable in four quarterly installments of $500,000. In addition, infrastructure maintenance fees totaling $101,800 are due in quarterly installments of $25,450. Adjustable by the consumer price index beginning in 2013, the Company expects to pay approximately $2.2 million per year in lease payments over the next five years. The lease may be terminated early for a fee.

As part of the lease, the Company is required to provide an evergreen letter of credit in the amount of $2,000,000. The letter of credit consists of four annual deposits of $500,000 beginning December 31, 2011. It must stay in place until combined equity of the Members is greater than $50.0 million. As of September 30, 2013, $1.0 million of certificates of deposit at JP Morgan Chase collateralize the letter of credit. This amount is captured in other and reflected as a long-term asset on the balance sheet.

Effective May 2012, the Company entered into a lease agreement with one of its Members to lease rail cars for feed stock transportation, expiring April 30, 2015. The Company pays lease payments based upon the number of cars leased times the number of days in the respective period. The Company expects to pay approximately $1,200,000 and $700,000 for the years ended 2014 and 2015, respectively.

Supplier contracts

The Company has entered into contracts for supplies of hydrogen, nitrogen, and utilities. The following table outlines the minimum take or pay requirement related to the purchase of hydrogen, nitrogen, and utilities:

Year	Amount
2014	$3,437,000
2015	3,437,000
2016	3,437,000
2017	3,437,000
2018	3,437,000
Thereafter	21,578,000

Total	$38,763,000

As a result of the minimum take or pay requirement, the Company incurred approximately $2,300,000, $475,000 and $980,000 in expense incremental to actual usage during fiscal years 2013, 2012 and 2011, respectively. As of September 30, 2013, the Company relies on one supplier, to provide the hydrogen necessary to execute the production process. Any disruptions to the hydrogen supply from this supplier will result in shutdown of plant operations. Termination fees are applicable should this agreement be terminated early.

Litigation

In 2012, the Company resolved ongoing litigation arising from plant construction. L-Con Constructors Company (L-Con) reached agreement with the Company as to a final settlement in which the Company agreed to pay L-Con $8.0 million to conclude the matter. The payment was made in 2012.

The Company along with Syntroleum and Tyson has been named in two patent infringement suits by Neste Oil Oyj (Neste) as referenced below. Pursuant to the terms of a June 27, 2012 Bio-Synfining® Site License Agreement, Syntroleum has agreed to indemnify Tyson and the Company subject to certain limitations with respect to third party patent claims such as those advanced by Neste in the two U.S. litigations described below.

Regarding the proceedings before the U.S. Patent & Trademark Office (PTO), on June 26, 2013, the PTO issued an Office Action Closing Prosecution and rejecting all claims in the ongoing inter partes reexamination of Neste Oil’s U.S. Patent No. 8,187,344. The reexamination was initiated by Syntroleum in August 2012 after Neste filed suit against Syntroleum, Tyson and the Company on May 29, 2012, in the District of Delaware regarding alleged infringement of the ‘344 patent. On January 31, 2013, the District Court stayed the lawsuit pending the final outcome of the PTO’s reexamination of the ‘344 patent. Mirroring its prior office action (dated September 14, 2012), the PTO again rejected both the original claims of the ‘344 patent, as well as the amended and new claims submitted by Neste, as obvious in view of the prior art. The reexamination proceedings remain pending at the PTO under Reexam Control Number 95/002,084.

Another proceeding initiated by Syntroleum before the PTO is an inter partes review (IPR) of Neste Oil’s U.S. Patent No. 8,212,094. The ‘094 patent covers similar subject matter and shares a common inventor with Neste’s ‘344 patent, but adds nothing new to the field of diesel fuels or methods for making same. Neste filed a complaint against Syntroleum, Tyson and the Company in the District of Delaware on December 20, 2012, regarding alleged infringement of the ‘094 patent. On March 8, 2013, Syntroleum filed a petition with the PTO seeking inter partes review of the ‘094 patent. On July 2, 2013, the District Court in Delaware stayed Neste’s second lawsuit there (filed on December 20, 2012) alleging infringement of the ‘094 patent. The District Court’s July 2nd decision was based on the pending request for inter partes review of the ‘094 patent.

On September 4, 2013, the U.S. Patent & Trademark Office Patent Trial and Appeal Board (Board) issued a decision instituting an IPR of all claims of the ‘094 patent. The PTO found that “there is a reasonable likelihood that Syntroleum would prevail with respect to claims 1-20 of the ‘094 patent” based on the information presented.

On November 11, 2013, Neste filed a motion to amend the claims of the ‘094 patent, which was accompanied by a request to cancel all 20 of the original claims. The parties are currently preparing for oral argument, now scheduled for April 1, 2014. The PTO will issue a final decision on the validity of the proposed amended claims by no later than September 4, 2014.

The most recent proceeding initiated by Syntroleum before the PTO is another IPR request covering Neste Oil’s U.S. Patent No, 8,278,492. Neste has not formally asserted an infringement claim against the Company or initiated litigation regarding the ‘492 Patent. The ‘492 patent covers similar subject matter and shares a common inventor with Neste’s ‘344 and ‘094 patents, but adds nothing new to the field of diesel fuels or methods for making same. Syntroleum’s IPR request on the ‘492 patent was filed on November 22, 2013. On March 7, 2014, Neste filed a paper with the PTO waiving its right to submit an optional preliminary response. It is expected that the Board will issue a decision to grant or deny the request to institute an IPR by June 7, 2014.

Management and legal counsel are currently unable to reasonably estimate the amount of liability which may be incurred if an adverse decision is rendered as the suits are still in relatively early stages.

Note 7 – Members’ Equity

Prior to 2012, each Member made capital contributions in the amount of $40,500,000. In 2012, Tyson contributed an additional $5.0 million and Syntroleum contributed an additional $3.0 million in cash. Tyson also contributed an additional $7.8 million and Syntroleum an additional $6.6 million to the Company’s capital in the form of forgiveness of amounts the Company owed to the respective Members. In 2013, each partner contributed an additional $3.45 million to the Company’s capital. Additional capital, if any, will be based on the Company’s cash requirements.

If a Member fails to make a required capital contribution, it is in default under the Membership Agreement, and its Member interest in the Company will be diluted by $1.50 per $1.00 not contributed. At its option, the other Member may fund the portion of the default, which is considered a loan to the defaulting Member at a rate of LIBOR plus 10% with a 40-day cure period. The defaulting Member may make a full or partial loan repayment and a pro rata portion of lost interest will be restored. If the loan is not repaid, it will be converted into ownership interest for the Member making the loan, diluting the defaulting Member by $1.00 per $1.00 of the loan. No Member is in default at this time.

Note 8 – Derivative Financial Instruments

The Company’s business operations give rise to certain market risk exposures due to changes in interest rates. The Company manages this risk through the use of a derivative financial instrument, to reduce the exposure to interest rate risk associated with a variable-rate borrowing. The interest rate swap was entered into by Tyson for the Company.

Risk management programs are reviewed and monitored by the Company’s Management Committee. These programs will be revised as market conditions dictate. The current risk management programs utilize industry-standard models that take into account the implicit cost of hedging. Risks associated with market risks and those created by derivative instruments and the mark-to-market valuations are strictly monitored at all times, using value-at-risk and stress tests.

The objective of the undesignated interest rate swap is to manage interest rate risk exposure on a floating-rate bond. The interest rate swap agreement effectively modifies the Company’s exposure to interest rate risk by converting a portion of the floating-rate bond to a fixed rate, thus reducing the impact of the interest-rate changes on future interest expense. Under this arrangement, notional values will decrease by approximately $25.0 million per year each November until 2013, when the swap expires.

This interest rate swap does not qualify for hedge treatment due to differences in the underlying bond and swap contract interest-rate indices. The Company marks this position to fair value through earnings at each reporting date. During the years ended September 30, 2013, 2012 and 2011, the Company recognized approximately $505,000, $956,000 and $1,377,000 in mark-to-market swap valuation income, respectively, on an approximate average notional debt of $27.0 million, $39.0 million and $51.0 million, respectively.

Note 9 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy contains three levels as follows:

Level 1	–	Unadjusted quoted prices available in active markets for the identical assets or liabilities at the measurement date.

Level 2	–	Other significant observable inputs available at the measurement date, including quoted prices for similar securities.

Level 3	–	Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The interest rate swap is recorded at its estimated fair value, based on a discounted cash flow model. This model uses quoted LIBOR swap rates adjusted for credit and nonperformance risk.

The preceding method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Certain events could occur that would require Tyson to pay the open mark to market value of transactions, which may in turn require the Company to reimburse Tyson for these amounts. The Company does not anticipate any such events will occur.

The net derivative liability of approximately $86,000 and $591,000 is included in due to related parties in the September 30, 2013 and 2012 balance sheets, respectively. This net derivative liability is considered Level 2 measurements in the fair-value valuation hierarchy.

The Company has certificates of deposit of $1.0 million and $500,000 included in other and reflected as a long-term asset as of September 2013 and 2012, respectively. These are valued at their fair value and are considered Level 2 measurements in the fair-value hierarchy.

Note 10 – Retirement Plan

The Company has a contributory defined contribution retirement plan covering all employees who meet eligibility requirements and who elect to participate. The Company began the plan during 2011. Contributions for 2013, 2012 and 2011 equaled $52,000, $42,000 and $21,000, respectively.

Note 11 – Subsequent Events

The Company’s management has evaluated subsequent events through March 12, 2014, the date the financial statements were available to be issued.

On December 17, 2013, Syntroleum entered into an asset purchase agreement with Renewable Energy Group, Inc. (REG) and REG Synthetic Fuels, LLC, a wholly owned subsidiary of REG (REG Synthetic), pursuant to which Syntroleum has agreed to sell substantially all of its assets to REG Synthetic, including its 50% equity interest in the Company (the Asset Sale). In the transaction, REG Synthetic has agreed to assume some, but not all, of the liabilities of Syntroleum. The closing of the transaction is conditioned upon the approval of Syntroleum’s stockholders and other specified closing conditions. If Syntroleum’s stockholders approve the transaction and the other closing conditions are satisfied or waived, it is expected that the Asset Sale will close in the second calendar quarter of 2014.

From October 2013 through February 2014, the Members provided $4,700,000 in the form of noninterest bearing demand notes.